Exhibit 99.1

Cazoo Announces First Half 2021 Financial Results

Record performance with 521% YoY increase in Revenue & 20,454 Vehicles Sold in H1

London and New York, September 28, 2021 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), Europe’s leading online car retailer, which makes buying and selling a car as simple as ordering any other product online, has announced its financial results for the six months ended June 30, 2021.

Summary Results

	H1 2021 (unaudited)	H1 2020 (unaudited)	Change
Vehicles Sold	20,454	4,084	+401%
Retail	16,557	3,234	+412%
Wholesale	3,897	850	+358%
Revenue (£m)[1]	248	40	+521%
Retail (£m)	208	37	+464%
Wholesale (£m)	13	2	+409%
Other (£m)	27	1	+5,047%
Retail GPU (£)[2]	315	(355)	+670
Gross Profit (£m)	11	(1)	12
Gross Margin (%)	5%	(4%)	+9	%pts
Adj. EBITDA (£m)[3]	(69)	(27)	(42)
Adj. EBITDA Margin (%)[3]	(28%)	(69%)	+41	%pts
Net Income (£m)	(102)	(31)	(71)

1 ‘Retail revenue’ excludes £7 million of income where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within ‘Retail revenue’. ‘Other revenue’ includes ancillary products, subscription, remarketing and servicing income.

2 Retail GPU (Gross Profit per Unit) is derived from retail and ancillary product revenues, divided by retail units sold (net of returns).

3 Adjusted EBITDA is defined as loss for the period adjusted for tax credits, finance income/expense, depreciation and amortization, share based payment expense and exceptional costs.

H1 2021 Financial highlights

●	Revenue increased 521% to £248 million in H1, driven by strong retail sales growth
●	Vehicles sold up 401% to 20,454 in H1 as strong demand for proposition continues
●	Retail GPU at £315 in H1, up by £670 YoY due to continued operational efficiencies
●	Gross profit at £11 million and gross margin up 9%pts YoY due to increased scale

H1 2021 Strategic highlights

●	Successfully completed 3 acquisitions during H1 to accelerate growth strategy
●	Brought UK reconditioning in-house giving full control of refurbishment operations
●	Scaled buying and operations in Germany & France ahead of launch later this year
●	Launched car subscription service in UK offering all-inclusive single monthly payment

Since the end of the period

●	Completed business combination with Ajax I and listing on New York Stock Exchange
●	Successfully launched ‘car buying’ service, purchasing vehicles directly from consumers
●	Acquired leading automotive data insights platform, Cazana, enhancing data capabilities
●	Acquired SMH, one of the UK’s leading vehicle preparation, logistics & storage businesses

Alex Chesterman OBE, Founder & CEO of Cazoo, commented, “We achieved record results in H1 with continued strong growth in revenue and gross profit per unit. Consumers continue to embrace the selection, transparency and convenience of buying cars entirely online, generating record revenue of £248 million during the half, up 521% year on year. Our gross profit per unit grew substantially during the first half, up £670 year on year, as a result of continued operational improvements. We expect operational efficiencies to continue to drive further gross margin improvement and we remain on track to achieve revenue approaching $1 billion in 2021.

“Following our acquisition of SFS in Q1 we brought vehicle reconditioning fully in-house in the UK in Q2 and recently expanded our capabilities with the acquisition of SMH earlier this month. The biggest constraint we face is being able to recondition vehicles in the volumes required to meet consumer demand and this latest strategic acquisition will de-risk our future growth by doubling our capacity and significantly enhancing our team of vehicle preparation and logistics staff, giving us the ability to meet our growth aspirations over the next two years.”

“Since the end of the period we completed our listing on the NYSE, raising proceeds of approximately $836 million, net of fees to further accelerate our growth. In July, we launched our ‘car buying’ service, now offering consumers a better digital experience when selling their car as well as buying a car. We expect this to change our buying mix significantly over time, helping to further improve future margins. This month we also acquired Cazana, a leading automotive data insights platform, enhancing our data team and capabilities which will enable us to further optimise our purchasing and pricing of vehicles across the UK and Europe.”

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK & Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, is backed some of the leading technology investors globally and is publicly traded (NYSE: CZOO).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) realizing the benefits expected from the business combination with Ajax I (the “Business Combination”); (2) achieving the expected revenue growth and effectively managing growth; (3) executing Cazoo’s expansion strategy in Europe; (4) acquiring and integrating other companies; (5) achieving and maintaining profitability in the future; (6) having access to suitable and sufficient vehicle inventory for resale to customers and for Cazoo’s subscription offering and refurbishing and selling inventory expeditiously and efficiently; (7) expanding Cazoo’s subscription offering; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) acquiring and protecting intellectual property; (13) attracting, training and retaining key personnel; (14) complying with laws and regulations applicable to Cazoo’s business; (15) successfully deploying the proceeds from the Business Combination; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-4 and the proxy statement/prospectus included therein filed by Cazoo Group Ltd (f/k/a Capri Listco). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Non-IFRS Financial Measures

In addition to Cazoo’s results determined in accordance with IFRS, the Company believe that Adjusted EBITDA provides useful information for management and investors to assess the underlying performance of the business as it removes the effect of certain non-cash items and certain charges that are not indicative of Cazoo’s core operating performance or results of operations. Cazoo believes that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating Cazoo’s ongoing operating results and trends and because it provides consistency and comparability with past financial performance. However, Cazoo’s management does not consider non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as net loss. Some of the limitations of Adjusted EBITDA include that it does not reflect the impact of working capital requirements or capital expenditures and other companies in Cazoo’s industry may calculate Adjusted EBITDA differently, or use a different accounting standard such as U.S. GAAP, which limits its usefulness as a comparative measure. Cazoo urges investors to review the reconciliation of Adjusted EBITDA to loss for the period included below, and not to rely on any single financial measure to evaluate its business.

Adjusted EBITDA is defined as loss for the period adjusted for tax credits, finance income/expense, depreciation and amortization, share based payment expense and exceptional costs.

Contacts

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended:

	Jun-21	Jun-20	Change
	£'m	£'m	(£'m)
Revenue[1]	248	40	208
Cost of sales	(237)	(41)	(196)
Gross profit/(loss)	11	(1)	12

Marketing expenses	(29)	(10)	(19)
Selling and distribution expenses	(20)	(5)	(15)
Administrative expenses	(70)	(14)	(56)
Loss from operations	(108)	(30)	(78)

Net finance expense	(1)	(1)	-

Loss before tax	(109)	(31)	(78)

Tax credit	7	-	7

Loss for the period	(102)	(31)	(71)

1 Revenue excludes £7 million of income where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at:

	Jun-21	Dec-20
	£'m	£'m
Assets
Non-current assets
Property, plant and equipment	183	86
Intangible assets	155	26
Trade and other receivables	9	7
	347	119
Current assets
Inventory	127	115
Trade and other receivables	39	29
Cash and cash equivalents	60	244
	226	388
Total assets	573	507
Liabilities
Current liabilities
Trade and other payables	77	35
Loans, borrowings and warrants	137	95
	214	130
Non-current liabilities
Provisions	4	3
Loans and borrowings	49	44
	53	47
Total liabilities	267	177
Net assets	306	330
Equity
Share capital	-	-
Share premium	331	266
Merger reserve	181	181
Retained earnings	(206)	(117)
Total equity	306	330

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended:

	Jun-21	Jun-20
	£'m	£'m
Cash flows from operating activities
Loss for the period	(102)	(31)
Adjustments for:
Depreciation and amortization	15	3
Net finance expense	1	1
Share-based payment expense	13	-
Tax credit	(7)	-
	(80)	(27)
Working capital movements	25	(4)
Net cash used in operating activities	(55)	(31)
Cash flows from investing activities
Purchases of property, plant and equipment	(35)	(1)
Purchases and development of intangible fixed assets	(5)	(1)
Acquisition of subsidiaries, net of cash acquired	(80)	-
Net cash used in investing activities	(120)	(2)
Cash flows from financing activities
Proceeds from issue of shares	-	125
Proceeds from stocking loans	217	49
Repayment of stocking loans	(218)	(49)
Repayment of mortgages and lease payments	(6)	(3)
Interest paid	(2)	(1)
Net cash used in financing activities	(9)	121
Net cash increase/(decrease) in cash and cash equivalents	(184)	88
Cash and cash equivalents at the beginning of the period	244	35
Cash and cash equivalents at the end of the period	60	123

EBITDA RECONCILIATION

Reconciliation of loss for the period to adjusted EBITDA

	Jun-21	Jun-20
	£'m	£'m
Loss for the period	(102)	(31)
Adjustments:
Tax credit	(7)	-
Net finance expense	1	1
Depreciation and amortization	15	3
Share-based payment expense	13	-
Exceptional costs	11	-
Total adjustments	33	4
Adjusted EBITDA	(69)	(27)